October 27, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Paratek Pharmaceuticals, Inc. (the “Company”) – Request for Acceleration
Registration Statement on Form S-3 (File No. 333-207441)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on October 29, 2015, or as soon thereafter as is practicable.

Very truly yours, CANTOR FITZGERALD & CO.

By:	/s/ Jeffrey Lumby
Name: Jeffrey Lumby Title: Senior Managing Director